Public

AMENDED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Crosstree Capital Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 North Rocky Point Drive, Suite 925

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine Anderson   404-303-8840 x1002

                                                (Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name — if individual, state last, first, middle name)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Ellis _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Crosstree Capital Securities, LLC _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


/Signature

Fl. Drivers License provided

Managing Member

SusanK.Spr ——— 02/23/2021
Notary Public

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented. a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crosstree Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crosstree Capital Securities, LLC (the "Company") as of December 31, 2020, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Crosstree Capital Securities, LLC's auditor since 2011.

Denver, Colorado
February 11, 2021

msi Global Alliance

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 857,964
Other assets	5,495
Total assets	**$ 863,459**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Promissory note payable (Note 4)	$ 32.083
Accounts payable	11,677
Total liabilities	43,760
COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 5)	-
MEMBER'S EQUITY (Note 2)	819,699
Total liabilities and member's equity	**$ 863,459**

The accompanying notes are an integral part of this statement.

CROSSTREE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Crosstree Capital Securities, LLC (the "Company") is a Florida limited liability company formed on July 21, 2008. The Company is affiliated with Crosstree Capital Partners, Inc. ("CCP"), a management consulting firm to life sciences companies, through common ownership. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company identified the provision of Footnote 74 under which the Company s not required to claim an exemption from 17 C.F.R. 240.15c3-3.

The Company provides investment banking and corporate finance advisory and consulting services regarding mergers and acquisitions and growth capital financing. The Company specializes in the life sciences and healthcare industries, with a focus on pharmaceutical outsourcing, diagnostic products and services and life science tools.

Revenue Recognition

The Company's main source of revenue is consulting and advisory fees and records this revenue when earned. As of December 31, 2020, management has determined that no allowance for doubtful accounts is necessary.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's member is taxed on his respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Recent Accounting Pronouncements

The Company has evaluated FASB Standards Update 2016-02, Lease (Topic 842) – effective for fiscal years beginning after December 15, 2018 and has updates its recognition of the corresponding lease assets and liabilities. Implementation of the new standard did not materially affect the Company's operations or net capital computations.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $814,204 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .05 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – OPERATING LEASE

The Company has a non-cancelable operating lease for subleases office space with CCP which expires January 31, 2021. In addition, the future minimum lease payments are as follows:

Year Ending December 31,	Amount
2021	880

Rental expense was $10,562 for the year ended December 31, 2020.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CCP. Under the agreement, the Company pays 50% of CCP's operating expenses including, but not limited to legal, marketing, payroll and salaries, utilities and insurance expenses.

The Company has entered into a separate agreement to sublease office space from CCP through January 31, 2021 (see Note 3).

The Company has a convertible promissory note payable due to a related party, Shane Senior. As of December 31, 2020, the Company owes $25,000 of principal and $7,083 of interest. The note requires periodic payments of simple interest on the principal balance at a rate of three percent (3%) per annum. Such interest will accrue until repayment of the note or until conversion.

The note is convertible into 50% of the fully diluted interest of the Company at any time upon notice to the Company. In the event that the conversion date does not occur prior to December 31, 2020, the Company shall, upon written demand, pay the full principle balance and all accrued interest.

NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, due from affiliate, other assets and accounts payable are carried at amounts that approximate fair value due to the short –term nature of those instruments. The estimated fair value of the Company's convertible promissory note payable, based on the market rates of interest and similar maturities, approximate its carry value or contracted amounts.

The Company is engaged in various corporate advisory activities with counterparties with which the Company has an investment banking assignment. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.